Exhibit 99.1

AVIANCA HOLDINGS INITIATES VOLUNTARY REORGANIZATION PROCEEDINGS

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Despite Effective Debt Reprofiling in 2019 and Successful Execution of its “Avianca 2021” Plan through Mid-March, Speed and Scale of Dramatic COVID-19 Crisis Impact Necessitates Avianca’s Chapter 11 Filing in New York

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Court-Supervised Process is Intended to Continue Avianca’s Operations, Preserve Jobs, Maintain Connectivity for Avianca’s More Than 30 Million Annual Passengers, and Promote Economic Recovery in Colombia and Company’s Other Core Markets

•	Avianca is Committed to Continue Serving Customers with Safe, Reliable Air Travel and High-Quality Service as COVID-19 Travel Restrictions are Gradually Lifted

•	Company Continues Discussions with Governments Regarding Financial Support for Successful Process

BOGOTA, Colombia, May 10, 2020 – Avianca Holdings S.A. (NYSE: AVH, BVC: PFAVH) (the “Company” or “Avianca”) and certain of its subsidiaries and affiliates today filed voluntary petitions under Chapter 11 of the United States Bankruptcy Code in the U.S. Bankruptcy Court for the Southern District of New York to preserve and reorganize Avianca’s businesses. LifeMiles™, Avianca’s loyalty program, is administered by a separate company and is not part of the Chapter 11 filing.

The filing was necessitated by the unforeseeable impact of the COVID-19 pandemic, which has resulted in a 90% decline in global passenger traffic and is expected to reduce industry revenues worldwide by $314 billion, according to the International Air Transport Association. Avianca’s scheduled passenger operations have been grounded since mid-March, reducing its consolidated revenue by over 80% and placing significant pressure on its cash reserves.

Through the Chapter 11 reorganization process, Avianca intends to:

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Protect and preserve operations so Avianca can continue to operate and serve customers with safe and reliable air travel, under the strictest biosafety protocols, as COVID-19 travel restrictions are gradually lifted;

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Ensure connectivity and drive investment and tourism by continuing as Colombia’s flagship airline, serving over 50% of the domestic market in Colombia and providing essential non-stop service across South America, North America and European markets as well as continuing cargo operations, playing a key role in the economic recovery of Colombia and the Company’s other core markets following the COVID-19 pandemic;

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Preserve jobs in Colombia and other markets where the Company operates, with Avianca directly responsible for more than 21,000 jobs throughout Latin America, including more than 14,000 in Colombia, and working with more than 3,000 vendors; and

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Restructure the Company’s balance sheet and obligations to enable Avianca to navigate the effects of the COVID-19 pandemic as well as comprehensively address liabilities, leases, aircraft orders and other commitments.

“Avianca is facing the most challenging crisis in our 100-year history as we navigate the effects of the COVID-19 pandemic,” said Anko van der Werff, Chief Executive Officer of Avianca. “Despite the positive results yielded by our ‘Avianca 2021’ plan, we believe that, in the face of a complete grounding of our passenger fleet and a recovery that will be gradual, entering into this process is a necessary step to address our financial challenges.”

“When government-mandated air travel restrictions are lifted and we are able to gradually resume our passenger flights, we look forward to welcoming back our furloughed employees and playing a leading role in restarting the economy in Colombia and our other key markets. We greatly appreciate the dedication of our employees to Avianca and to serving the more than 30 million passengers that fly our airline each year. We remain committed to our purpose to connect people, families and businesses. Our customers can be confident that they can continue to depend on Avianca for safe, reliable and high-quality service, and our valued LifeMiles™ members can expect to accrue and redeem miles as normal,” Mr. Van der Werff continued.

Avianca – like many other airlines around the world, including in the United States, the European Union, and Asia as well as in Latin America – is seeking financial support from the governments of the countries where it provides essential services. Avianca continues to be engaged in discussions with the government of Colombia, as well as those of its other key markets, regarding financing structures that would provide additional liquidity through the Chapter 11 process and play a vital role in ensuring that the Company emerges from its court-supervised reorganization as a highly competitive and successful carrier in the Americas. In the interim, while these discussions are ongoing, the Company intends to utilize its cash on hand, combined with funds generated from its ongoing operations (such as cargo), to support the business during the court-supervised reorganization process.

Mr. Van der Werff added, “We believe that a reorganization under Chapter 11 is the best path forward to protect the essential air travel and air transport services that we provide across Colombia and other markets throughout Latin America. Avianca has operated for more than 100 years – only the second airline in the world to achieve this milestone. We are confident that through this process we can continue to execute our ‘Avianca 2021’ plan, optimize our capital structure and fleet of aircrafts and – with government support – emerge as a better, more efficient airline that operates for many more years.”

Measures to Protect Employees and Suppliers

As part of the process, Avianca has presented various motions before the Court in support of its reorganization and the Company expects the court to decide on these requests in the coming days. The Company has requested authority to pay certain prepetition employee wages, compensation and benefit obligations owed from before the filing date, as well as a request to continue paying wages and honoring employee benefit programs in normal day-to-day operations. Avianca has also requested authority to honor various prepetition obligations owed to certain of its travel agency partners, vendors and suppliers from before the filing date. The Company intends to pay vendors and suppliers, as well as travel agency partners in the ordinary course for goods and services provided on or after the filing date during its Chapter 11 process.

Continuing to Serve Customers

Avianca has also filed motions to maintain its network and customer programs throughout this process and customers can expect to continue to arrange travel and fly with Avianca in the same way they always have. Customers can expect to use tickets, vouchers and gift cards purchased before Avianca initiated this process. Avianca customers will continue to accrue miles when they fly with Avianca, and can continue to redeem miles earned through LifeMiles™ to purchase tickets with Avianca during this process. Additional frequent flyer benefits remain active, including access to VIP Lounges, priority check-in, upgrades and other benefits. Avianca also expects to continue to issue ticket refunds and honor travel coupons and payments or credits associated with baggage or service claims in adherence with our current policies. Given the impact COVID-19 has had on travel plans, Avianca will continue to waive change fees and other penalties associated with changes to customers’ travel plans for tickets purchased until October 31, 2020.

When COVID-19 travel restrictions are lifted, Avianca plans to resume passenger flights with the strictest biosafety protocols.

“Avianca 2021” Plan and COVID-19 Impact

Last year, Avianca successfully launched the “Avianca 2021” plan, and throughout 2019 and in the first two months of 2020, the Company had achieved significant positive results from this plan. Through the plan, the Company redesigned its network with 130 routes to 76 destinations in 27 countries, adding to the launch of a new pricing model ”branded fares” in domestic markets in Ecuador and Colombia, including flights to and from Europe. These initiatives, along with customer-centric programs, had resulted in improved operational indicators, with a passenger-itinerary-completion rate of 98.7 percent and a 6-point increase in customer satisfaction. Consistent with the plan, in early 2020 the Company concluded a successful out-of-court reprofiling of its financial debt and lease obligations and raised $375 million in new financing.

However, just as is the case with other airlines around the world, Avianca’s operations have been dramatically impacted by the COVID-19 pandemic and resulting government-mandated air travel restrictions, while the Company continues to have high fixed costs. Of the total number of countries in which Avianca operates, 88 percent have total or partial passenger air transport restrictions, forcing the airline to take a series of extraordinary and structural measures. These have included employee furloughs, temporary wage reductions, reductions in non-essential capital expenditures and temporary deferred payments on long-term leases. Avianca has limited visibility as to when current travel restrictions will be lifted and, once such restrictions are lifted, it does not expect revenues to return to pre-pandemic levels in the short-term as the effects on travel are expected to be long-lasting. These factors, coupled with Avianca’s substantial financial obligations, made it necessary for Avianca to explore alternatives to reorganize its operations and restructure its debt.

Peru Operations

In parallel to its Chapter 11 filing in the U.S., Avianca intends to commence a wind-down of its operations in Peru pursuant to local laws. This decision supports essential right-sizing efforts and will allow Avianca to renew its focus on core markets upon emergence from its court-supervised reorganization.

Chapter 11 Process and Advisors

The Chapter 11 process is a well-established legal process in the United States of America that is recognized by other countries around the world. The process is a temporary one that, according to U.S. law, allows a company to reorganize and complete a financial restructuring under the supervision of the U.S. court system, while continuing its operations under the oversight of its board of directors and management team. Many companies, including many airlines, have used the Chapter 11 process to reorganize their financial obligations and emerge as stronger organizations. Avianca itself underwent a Chapter 11 process in 2003 that allowed it to position itself for expansion in Latin America.

To best position Avianca to successfully complete the Chapter 11 process, the Company’s Board of Directors has retained world-class advisors, including Seabury Securities LLC and FTI Consulting, which are serving as financial advisors to Avianca, as well as Milbank LLP, Smith, Gambrell & Russell, LLP, Gómez-Pinzón Abogados and Urdaneta, Vélez, Pearl & Abdallah Abogados, which are serving as legal counsel. The Company’s Board of Directors has also been advised by Willis Towers Watson, an independent compensation consultant, in the establishment of best-practices retention programs for certain employees who are essential to the Company’s Chapter 11 reorganization.

Additional Resources

Additional resources for customers and other stakeholders, and other information on Avianca’s filings, can be accessed by visiting the Company’s Reorganization website at aviancawillkeeponflying.com. Court filings and other documents related to the Chapter 11 process in the U.S. are available on a separate website administered by Avianca’s claims agent, Kurtzman Carson Consultants, at www.kccllc.net/avianca. Information is also available by calling (866) 967-1780 (U.S./Canada) or +1 (310) 751-2680 (International), as well as by email at www.kccllc.net/avianca/inquiry.

About Avianca Holdings S.A. (NYSE: AVH) (BVC: PFAVH)

Avianca is the commercial brand for the collection of passenger airlines and cargo airlines under the umbrella company Avianca Holdings S.A. Avianca has been flying uninterrupted for 100 years. With a fleet of 158 aircraft, Avianca serves 76 destinations in 27 countries within the Americas and Europe. With more than 21,000 employees, Avianca Holdings had revenues of US$4.6 billion in 2019 and transported 30.5 million passengers. On February 22, 2019, Avianca Holdings announced its corporate transformation plan consisting of four key pillars: 1) the improvement of operational indicators, 2) fleet adjustments, 3) the optimization of operational profitability and 4) repositioning of non-strategic assets. On May 24, 2019, control of Avianca Holdings was assumed by Kingsland Holdings Limited, an independent third party of United Airlines.

Forward-Looking Statements

Avianca has included statements in this press release that constitute “forward-looking statements”. As a general matter, forward-looking statements are those focused on future or anticipated events or trends, expectations, and beliefs including, among other things, the Company’s expectations with respect to its Chapter 11 proceedings, the airline industry and the impacts of COVID-19. Such statements are intended to be identified by words such as “believe,” “expect,” “intend,” “estimate,” “anticipate,” “will,” “project,” “plan” and similar expressions in connection with any discussion of future operating or financial performance. Any forward-looking statements are and will be based upon the Company’s then-current expectations, estimates and assumptions regarding future events and are applicable only as of the dates of such statements. Readers are cautioned not to put undue reliance on such forward-looking statements.

Forward-looking statements in this press release are not guarantees of future performance and involve risks and uncertainties, including with respect to the Chapter 11 process, related negotiations and hearings before the Bankruptcy Court, as well as the COVID-19 crisis. Actual results may differ materially from those projected in this press release for numerous reasons, including factors outside of the Company’s control. The Company expressly disclaims any obligation to update or revise this press release, including any forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts

Investor Contact

Avianca:

Luca Pfeifer, Head of Investor Relations

ir@avianca.com

(571) (5877700)

U.S. and Europe Media Contact

Avianca:

Adriana Paulinne Sánchez, Corporate Communications

Adriana.sanchez@avianca.com

Joele Frank, Wilkinson Brimmer Katcher:

Leigh Parrish

lparrish@joelefrank.com

+1 (917) 282 8908

Central America Media Contacts

Avianca:

Adriana Paulinne Sánchez, Corporate Communications

Adriana.sanchez@avianca.com

LLYC:

Alejandra Aljure, Director

aaljure@llorenteycuenca.com

Colombia and South America Media Contact

Avianca:

Viviana Escobar, Corporate Communications

viviana.escobar@avianca.com